November 1, 2021	Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Tel +1 212 506 2500 Fax +1 212 262 1910 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY

Todd Schiffman
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sagaliam Acquisition Corp.
Amendment No. 1 to Form S-1
Filed October 1, 2021
File No. 333-256473

Dear Mr. Schiffman:

This letter is being furnished on behalf of Sagaliam Acquisition Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated October 21, 2021, to Barry Kostiner, Chairman and Chief Executive Officer of the Company. The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

Amendment No. 1 to Form S-1

Our Management Team, page 3

1.	With regard to Mr. Kostiner’s biography, please revise the last sentence of the first paragraph to provide a more balanced discussion of LEAI’s results than just revenues over the past decade, prior to the Covid-19 pandemic.

The Company has revised the summary section on page 3, the proposed business section on page 78, and the Management section on page 105 to remove the disclosure of LEAI’s education revenue results.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission

November 1, 2021

According to LEAI’s public filings, LEAI’s operation was affected by the COVID-19 outbreak. However, according to LEAI’s latest 10-K filing, LEAI was not able to quantify the impact of the COVID-19 outbreak on its financial results. A balanced disclosure would require extensive analysis of LEAI’s various financial indicators, including, but not limited to, its revenue, operating costs, net income, and cash flows, over the several years.

Mr. Kostiner has had a relatively short tenure at LEAI, joining just over eight months ago in March 2021. The Company believes such extensive disclosure of LEAI’s past performance in Mr. Kostiner’s management biography is not responsive to the requirements of Item 401(e) of Regulation S-K nor material in the context of Mr. Kostiner’s overall professional background. Therefore, the Company is removing the existing disclosure of LEAI’s results to provide investors a more appropriately weighted view of Mr. Kostiner’s professional background.

Expressions of Interest, page 18

2.	We note from paragraph 1(e) of Exhibit 10.9 that the Investment Agreements will expire if the IPO does not occur by December 31, 2021. Please disclose this in the prospectus.

The Company has revised the Summary section on page 18 and the Principal Stockholders section on page 115 to disclose this information.

Limited payments to insiders, page 29

3.	Please add disclosure here of the additional consideration in the form of founder shares which you referenced in the final sentence of the first paragraph on page 107.

The Company has revised the Registration Statement on pages 29 to include disclosure of the additional consideration in the form of founder shares.

4.	Please advise us what Item 402 of Regulation S-K disclosure will be provided in future filings about the officers’ cash salaries.

In future filings that require Item 402 of Regulation S-K disclosure, the Company will provide the disclosure required of smaller reporting companies and disclose the dollar value of the cash salaries earned by the named executive officers during the fiscal year covered in the “salary” column of the summary compensation table.

U.S. Securities and Exchange Commission

November 1, 2021

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, page 61

5.	Subsection “D” of the first paragraph states that the federal district court for the District of Delaware shall have exclusive jurisdiction for any action arising out of the Securities Act. The second paragraph states that the federal district courts of the United States of America shall be the exclusive forum for claims arising under the Securities Act. We note that section 12.1 of Exhibit 3.2 states that the federal district courts of the United States of America shall be the exclusive forum for claims arising under the Securities Act. Please reconcile the prospectus disclosure with the Exhibit.

The Company has revised the Registration Statement on page 61 to reconcile the prospectus disclosure with the Exhibit.

Legal Proceedings, page 103

6.	In the second paragraph, please provide additional disclosure regarding the meaning of “Mr. Kostiner’s financial condition.”

The Company has revised the Registration Statement on page 103 to provide additional disclosure regarding the meaning of this statement from the trustee’s motion to approve settlement. We note that this additional disclosure tracks the trustee’s original language in that motion.

* * *

If you have any questions regarding the foregoing, feel free to contact Thomas Kollar at +852 2843 4260 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

/s/ Thomas Kollar

Thomas Kollar

Mayer Brown LLP

cc:	Barry Kostiner, Chief Executive Officer
Sagaliam Acquisition Corp.